SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: July, 2003	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Bureau 3700 Montréal, Québec H3B 4Y7 (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______ .

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Early Warning Report
(relating to CGI Group Inc.)

This report is made pursuant to :
National Instrument 62-103
Subsection 101(2) of the Securities Act (Ontario)
Subsection 111(2) of the Securities Act (British Columbia)
Subsection 110(2) of the Securities Act, 1988 (Saskatchewan)
Subsection 92(2) of the Securities Act (Manitoba)
Subsection 141(2) of the Securities Act (Alberta)
Subsection 107(2) of the Securities Act (Nova Scotia)
Subsection 102(2) of the Securities Act (Newfoundland)
Section 147.12 of the Securities Act (Quebec)

(a) Name and address of Offerors:

BCE Inc.
1000 de la Gauchetiere St. West
Suite 3700
Montreal, Quebec H3B 4Y7

and

3588513 Canada Inc.
(a wholly-owned subsidiary of BCE Inc.)
1000 de la Gauchetiere St. West
Suite 3700 Montreal, Quebec H3B 4Y7

 (b) The designation and number or principal amount of securities and the offeror’s securityholdings percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

     On July 24, 2003, BCE Inc. ("BCE") and 3588513 Canada Inc. ("Subco"), a wholly-owned subsidiary of BCE, converted 6,954,732 and 72,874 Class B (Multiple Voting) Shares ("Class B Shares") held by them respectively in the share capital of CGI Group Inc. ("CGI") (being an aggregate of 7,027,606 Class B Shares) on a one-for-one basis into an aggregate of 7,027,606 CGI Class A Subordinate Shares (“Class A Shares”), representing approximately 1.95 % of the outstanding CGI Class A Subordinate Shares. This conversion was carried out under the terms attaching to the Class B Shares, with no additional consideration paid by BCE or Subco upon the conversion.

(c) The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

     As a result of the above conversion, BCE and its subsidiaries no longer hold any CGI Class B Shares, and hold in the aggregate 120,028,400 CGI Class A Shares representing approximately 32.6 % of the outstanding CGI Class A Shares, and approximately 29.87 % of the outstanding CGI Class A Shares and CGI Class B Shares on a combined basis. These 120,028,400 CGI Class A Shares represent approximately 17.03 % of voting rights attaching to the outstanding CGI Class A Shares and Class B Shares on an aggregate basis.

(d) The designation and number or principal amount of securities and percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

       (i) the offeror, either alone or together with any joint actors, has ownership and control:

            Refer to Item (c) above.

       (ii) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

             N/A

       (iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

           N/A

(e) Market where the transaction or occurrence took place:

       N/A

(f) The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The conversion by BCE and Subco of the CGI Class B Shares into CGI Class A Shares was completed in the context of agreements entered into on July 24, 2003 pursuant to which (i) BCE, CGI, Bell Canada and the three individual majority shareholders of CGI (Serge Godin, Andre Imbeau, Jean Brassard and their respective holding companies, together the “CGI Majority Shareholders”) agreed to terminate the Second Amended and Restated Options Agreement and Shareholders Agreement entered into on November 18, 1998 (as subsequently amended (the “Options Agreement”)), and as a result of which (among other things), the put rights of CGI’s Majority Shareholders and the call right of BCE contained in the Options Agreement with regard to the CGI Class A Shares and CGI Class B Shares held by the Majority Shareholders were cancelled; and (ii) BCE, Subco and CGI entered into a new agreement regarding BCE’s investment in CGI (the “New Agreement”). Concurrently with the termination of the Options Agreement and the entering into of the New Agreement, the existing information systems and information technology (“IS/IT”) outsourcing agreement between CGI and Bell Canada (the “Bell Outsourcing Agreement”), and an existing IS/IT outsourcing agreement between CGI and a subsidiary of Bell Canada, were amended and extended to June 30, 2012, and certain new commercial agreements were entered into between CGI and Bell Canada.

BCE has no current intention to dispose of its investment in CGI or to acquire additional securities of CGI. However, BCE reserves the right to change its plans and intentions with respect to CGI at any time and BCE may, subject to the restrictions contained in the New Agreement relating to acquisitions or dispositions of CGI shares described under Item (g) below, from time to time sell or acquire CGI Class A Shares (or other securities of CGI) in public or private transactions.

(g) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

On July 24, 2003, BCE and CGI entered into the New Agreement regarding BCE’s investment in CGI. The Majority Shareholders intervened to the New Agreement to be bound by certain of the terms of same.

The following is a summary of the material terms contained in the New Agreement.

■

BCE has undertaken that its equity position in CGI (held directly and indirectly through Bell Canada and any of their wholly-owned subsidiaries) on January 5, 2004 will be below 30%. As a result, the automatic conversion of all Class B Shares into Class A Shares (which was to occur on January 5, 2004 under the terms of CGI’s Articles of Incorporation on the condition that on such date BCE’s direct and indirect equity ownership in CGI were to be 30% or more) will not occur.

■		BCE continues to have representation on the Board of Directors of CGI as follows:
	•	one nominee, so long as the Bell Outsourcing Agreement is in effect;two nominees, so long as such Bell Outsourcing Agreement is in effect and BCE holds at least a 10% equity position in CGI; or
	•	two nominees, so long as such Bell Outsourcing Agreement is in effect and BCE holds at least a 10% equity position in CGI; or
	•	that number of nominees equal to 25% of the total number of directors on the Board of Directors of CGI, so long as BCE holds at least a 20% equity position in CGI. BCE is also entitled to one nominee to the Human Resources Committee of CGI’s Board of Directors so long as BCE holds at least a 10% equity position in CGI, or one nominee to the Human Resources Committee and one nominee to the Corporate Governance Committee of CGI’s Board of Directors, so long as BCE holds at least a 20% equity position in CGI.
■

The Majority Shareholders and their respective holding companies have undertaken to exercise the voting rights attached to their respective Class A Shares and Class B Shares for the election of the above number of representatives of BCE on the Board of Directors of CGI.

■

BCE (for its own account and on behalf of any of its wholly-owned subsidiaries holding CGI shares) has undertaken to vote in favour of the election of each of Messrs. Serge Godin, André Imbeau and Jean Brassard as a director of CGI, to the extent that each of them is still, at the time of the vote, an officer of CGI.

■		BCE continues to have veto rights over certain significant transactions. So long as BCE holds at least a 20% equity position in CGI, the following matters are subject to the prior consent of BCE:
	•	Any arrangement, amalgamation or merger of CGI with any other person, except for amalgamations of CGI with any of its wholly-owned subsidiaries or with other public corporations the market capitalization of which is less than 15% of the market capitalization of CGI.
	•	The making by CGI or any of its consolidated subsidiaries of any acquisition or disposition of assets or securities in an amount in excess of 15% of the market capitalization of CGI.
	•	Any transaction or operation involving CGI or any of its consolidated subsidiaries as a result of which certain specified financial ratios would not be met.
	•	The appointment, from time to time, of a Chief Executive Officer of CGI other than Serge Godin.
	•	Amendments or proposals to amend the articles or by-laws of CGI, but only if such amendment affects any class of equity shares then held by BCE or any of its wholly-owned subsidiaries.
	•	The acquisition of, or agreement to acquire (by amalgamation, merger, takeover bid, plan of arrangement, reorganization, recapitalization, liquidation or winding-up of, reverse take-over bid or other business combination or similar transaction involving CGI or any of its consolidated subsidiaries), any person or business primarily engaged in an activity other than information systems and information technology services.
	•	The launching of any new lines of business or any other material change in CGI’s corporate strategy not forming part of information systems and information technology services.
	•	The adoption of any annual business plan or budget or the making of any amendment thereto showing a pre-tax margin of less than 6%.
	•	Any material alliance or joint venture that BCE concludes, acting reasonably, is or would likely be inconsistent in a significant respect with the commercial interests of the BCE group of companies.
■		BCE continues to have pre-emptive rights to acquire Class A Shares and other equity securities of CGI (other than Class B Shares) to enable it to maintain its equity position in CGI in the event of the issue by CGI of any equity shares or securities convertible into equity shares. Such pre-emptive rights remain in effect so long as BCE holds at least a 20% equity position and the Bell Outsourcing Agreement is in effect.

■		BCE continues to have pre-emptive rights to acquire Class A Shares and other equity securities of CGI (other than Class B Shares) to enable it to maintain its equity position in CGI in the event of the issue by CGI of any equity shares or securities convertible into equity shares. Such pre-emptive rights remain in effect so long as BCE holds at least a 20% equity position and the Bell Outsourcing Agreement is in effect.
■		So long as the Bell Outsourcing Agreement is in effect and BCE holds at least a 20% equity position in CGI, if BCE were to divest or monetize a portion of its investment in CGI, BCE has undertaken not to do so or announce its intention to do so if:
	•	such transaction would be occurring during the period starting 30 days prior to and ending 90 days after the effective date of CGI’s most recent registration statement or prospectus covering securities of the same class and series as the securities proposed to be disposed of by BCE; or
	•	CGI’s Board of Directors, in its good faith judgement, determines, and BCE acting reasonably agrees, that such transaction would have a material adverse effect on any material financing, acquisition, corporate reorganization or merger involving CGI that has already been approved by CGI’s Board of Directors; or
	•	such transaction would not be concluded in an orderly manner.

In a related agreement entered into on July 24, 2003, the Majority Shareholders have undertaken not to transfer the Class B Shares held by them to any person other than (a) between or among themselves and/or the senior executives of CGI or (b) pursuant to an “Exempt Take-Over Bid” (as defined in the Articles of Incorporation of CGI), and have agreed that prior to any other transfers of their Class B Shares they will convert such Class B Shares to Class A Shares.

BCE continues to have registration rights with respect to the CGI shares held by it or its wholly owned subsidiaries pursuant to the terms of the Registration Rights Agreement entered into between BCE and CGI in 1998.

(h) The names of any joint actors in connection with the disclosure required by this report:

3588513 Canada Inc., a wholly-owned subsidiary of BCE, holds 89,073,668 CGI Class A Shares after the conversion. BCE holds 30,954,732 CGI Class A Shares after the conversion.

(i) In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and, if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

The conversion of the 7,027,606 CGI Class B Shares into the same number of CGI Class A Shares by BCE and Subco was carried out under the terms attaching to the Class B Shares,

on a one-for-one basis, with no additional consideration paid by BCE and Subco.

The information above updates the information with respect to numbers of CGI Class B Shares and CGI Class A Shares held by BCE and its direct or indirect subsidiaries and information relating to agreements with respect to the acquisition, holding, disposition or voting of securities of CGI provided in Early Warning Reports dated January 22, 1998, March 3, 1999, June 3, 1999 and October 12, 1999.

Dated the 28th day of July, 2003

BCE Inc.
By:	(s) Martine Turcotte
Martine Turcotte Chief Legal Officer

News Release

For immediate release

BCE AND CGI SOLIDIFY PARTNERSHIP

■ Bell Canada and CGI extend IS/IT outsourcing contracts ■ CGI and Bell Canada clarify their roles in expanded commercial alliance ■ Control of CGI will remain with the current CGI management team

Montréal (Québec), July 24, 2003 — BCE Inc. (BCE) (TSX; NYSE: BCE) and CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) today announced that Bell Canada and CGI have extended their current IS/IT outsourcing agreements. The companies have also renewed and expanded their commercial alliance which designates Bell Canada as CGI’s preferred telecom services provider and includes a new network management agreement. Additionally, BCE and CGI signed a new shareholders’ agreement with respect to BCE’s ownership in CGI. Among other details, the put and call options with the majority shareholders have been cancelled.

The companies have been engaged in discussions with the objectives of enhancing the value of CGI by ensuring the continuity of CGI’s management and CGI’s ability to deliver high quality services to its customers, and allowing BCE to realize the maximum value of its investment in CGI.

CGI – Bell Canada IS/IT Outsourcing Services Agreements Extended: The two, 10-year Outsourcing Agreements between Bell Canada and CGI dated May 1998 and June 2001, and the 10-year Outsourcing Agreement between Bell Mobility and CGI dated May 1999, have been amended and extended to June 30, 2012. These agreements will provide significant savings to Bell Canada during the period of the contract thus contributing to its goal of increased productivity.

Renewed Commercial Alliance and Network Management Outsourcing Arrangement: Bell Canada and CGI have renewed and extended the existing Alliance Agreement under which Bell and CGI collaborate to provide customers with integrated solutions offerings. In addition, the parties have agreed to enter into a new Network Services Outsourcing Agreement, under which CGI will outsource to Bell the management of the telecommunications network used by CGI to provide services to its customers. Both agreements extend to June 30, 2012.

These new agreements demonstrate the broadening of the interests of CGI and Bell in working together in Canada, enabling both companies to more effectively offer their current and prospective clients value-added IS/IT services from CGI and telecommunications services from Bell Canada in a systems integration and an outsourcing mode.

BCE’s Ownership in CGI

BCE and CGI have entered into a new shareholders’ agreement regarding BCE’s investment in CGI. Control of CGI remains with the founders, namely Serge Godin, André Imbeau and Jean Brassard.

The details of the new agreement are as follows:

■

The Options Agreement signed in 1998 between CGI, BCE and CGI’s Majority Shareholders has been terminated. Consequently, the put rights of CGI’s Majority Shareholders and BCE’s call rights with regards to the CGI shares held by the Majority Shareholders have been cancelled;

■

BCE will immediately convert all of its 7,027,606 CGI Class B multiple voting shares into CGI Class A single voting shares on a one-for-one basis. BCE will then own 120,028,400 CGI Class A shares(1) and hold 29.87% of the total equity in CGI;

■

BCE has agreed to maintain its equity interest (as a percentage of the total of all outstanding Class A shares and Class B shares) below 30% on January 5, 2004. As a result, under the terms of CGI’s charter, CGI’s Class B multiple voting shares will not be automatically converted to Class A shares;

■

In recognition of BCE’s significant position in CGI, appropriate shareholder rights have been provided to BCE. This includes pre-emptive rights, CGI Board of Directors representation, and certain rights over certain significant transactions (see background information for more details); and,

■	There are no restrictions on any future sale by BCE of its shares in CGI.

While BCE has no current intention to dispose of its investment in CGI, if BCE were to decide to sell any or all of its investment at any future date, the sale would be done in an orderly manner.

BCE will continue to proportionately consolidate CGI’s results.

“The agreements we announced today not only meet all of the objectives that we originally sought, they further solidify the partnership between the two companies,” said Michael Sabia, President and Chief Executive Officer of Bell Canada Enterprises. “We have achieved greater clarity regarding both companies’ future intentions and their on-going relationship. This will allow CGI’s current management to continue to focus on delivering high quality services to its customers and for BCE to maximize the value of our investment in CGI.”

(1) BCE’s ownership in CGI’s outstanding Class A shares, which stood at 31.3% as at June 30, 2003, will increase to 32.6% after the conversion.

“The advancements announced today strengthen our relationship with BCE as a partner and as a client,” said Serge Godin, Chairman and CEO of CGI. “Our renewed alliance will provide our clients and future large enterprise clients and government markets with a more integrated, end-to-end IT services and telecom offering. The new Shareholders Agreement removes any uncertainty with regard to the ownership and future direction of CGI. On behalf of CGI’s management team, we look forward to pursuing our mission of becoming a world champion IT services provider, creating benefits and value for our clients, members and shareholders for many years to come.”

ABOUT BCE
BCE is Canada’s largest communications company. It has 25 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE’s media interests are held by Bell Globemedia, including CTV and The Globe and Mail. As well, BCE has e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

ABOUT BELL CANADA
Bell Canada, Canada’s national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and direct-to-home satellite service. Bell Canada is wholly owned by BCE Inc. For more information please visit www.bell.ca

ABOUT CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 20,000 professionals. CGI’s annualized revenue run-rate is currently CDN $2.9 billion (US$1.9 billion) and at March 31, 2003, CGI’s order backlog was $11.2 billion (US$7.6 billion). CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, United States and Europe. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com.

CGI Conference Call:

CGI will hold a conference call today, Thursday, July 24, 2003 at 12:00 PM (Eastern) to answer questions from the investment community.

Participants may access the call by dialing 888 575-8232 or through the Internet at ww.cgi.com. For those unable to participate on the live call, a Webcast will be held at www.cgi.com.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release, including, but not limited to, BCE’s intentions concerning its investment in CGI, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. Factors that could cause actual results or events to differ materially from current expectations include, among other things: the state of capital markets; general economic conditions; business conditions and competition in the information technology industry. The forward-looking statements contained in this press release represent BCE’s and CGI’s expectations as of July 24, 2003 and, accordingly, are subject to change after such date. However, BCE and CGI disclaim any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:

BCE:
Nick Kaminaris	Isabelle Morin
Communications	Investor Relations
(514) 786-3908	(514) 786-3845
Web Site: www.bce.ca

CGI:
Eileen Murphy	Ronald White
Media Relations	Investor Relations
(514) 841-3430	(514) 841-3230
Web Site: www.cgi.com

Julie Creed
Investor Relations
(514) 841-3251

BACKGROUND INFORMATION

SUMMARY OF NEW SHAREHOLDERS' AGREEMENT
BETWEEN BCE AND CGI

The following is a summary of additional material terms contained in the new Shareholders’ Agreement.

■	BCE continues to have representation on the Board of Directors of CGI as follows:

-	one nominee, so long as the outsourcing agreement between Bell Canada and CGI is in effect;

-	two nominees, so long as such outsourcing contract is in effect and BCE holds at least a 10% equity position in CGI; or

-

that number of nominees equal to 25% of the total number of directors on the Board of Directors of CGI, so long as BCE holds at least a 20% equity position in CGI. BCE is also entitled to one nominee to the Human Resources Committee of CGI’s Board of Directors so long as BCE holds at least a 10% equity position in CGI, or one nominee to the Human Resources Committee and one nominee to the Corporate Governance Committee of CGI’s Board of Directors, so long as BCE holds at least a 20% equity position in CGI.

■	BCE continues to have veto rights over certain significant transactions. So long as BCE holds at least a 20% equity position in CGI, the following matters are subject to the prior consent of BCE:

-

Any arrangement, amalgamation or merger of CGI with any other person, except for amalgamations of CGI with any of its wholly-owned subsidiaries or with other public corporations the market capitalization of which is less than 15% of the market capitalization of CGI.

-	The making by CGI or any of its consolidated subsidiaries of any acquisition or disposition of assets or securities in an amount in excess of 15% of the market capitalization of CGI.

-	Any transaction or operation involving CGI or any of its consolidated subsidiaries as a result of which certain specified financial ratios would not be met.

-	The appointment, from time to time, of a Chief Executive Officer of CGI other than Serge Godin.

-	Amendments or proposals to amend the articles or by-laws of CGI, but only if such amendment affects any class of equity shares then held by BCE or any of its wholly-owned subsidiaries.

-

The acquisition of, or agreement to acquire (by amalgamation, merger, take-over bid, plan of arrangement, reorganization, recapitalization, liquidation or winding-up of, reverse take-over bid or other business combination or similar transaction involving CGI or any of its consolidated subsidiaries), any person or business primarily engaged in an activity other than information systems and information technology services.

-	The launching of any new lines of business or any other material change in CGI’s corporate strategy not forming part of information systems and information technology services.

-	The adoption of any annual business plan or budget or the making of any amendment thereto showing a pre-tax margin of less than 6%.

-	Any material alliance or joint venture that BCE concludes, acting reasonably, is or would likely be inconsistent in a significant respect with the commercial interests of the BCE group of companies.

■

BCE continues to have pre-emptive rights to acquire Class A Shares and other equity securities of CGI (other than Class B Shares) to enable it to maintain its equity position in CGI in the event of the issue by CGI of any equity shares or securities convertible into equity shares. Such pre-emptive rights remain in effect so long as BCE holds at least a 20% equity position and the outsourcing agreement with Bell Canada is in force.

■

BCE continues to have registration rights with respect to the CGI shares held by it or its wholly owned subsidiaries pursuant to the terms of the Registration Rights Agreement entered into between BCE and CGI in 1998.

Furthermore, the Majority Shareholders have undertaken not to transfer the Class B Shares held by them to any person other than (a) between or among themselves and/or senior executives of CGI or of affiliates thereof or (b) pursuant to a take-over bid made to all holders of Class B Shares and Class A Shares at the same time, at the same price and on the same conditions. They also have agreed that, prior to any other transfers of their Class B Shares, they will convert such Class B Shares into Class A Shares.

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: July 28, 2003